Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three Month Period Ended March 31, 2018

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PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of (Loss) Income

For the three months ended March 31

(in thousands of Canadian dollars)	Notes	2018	2017

Revenue	5	$232,354	$234,669
Operating expenses	6	(38,152)	(55,198)
		194,202	179,471
Depreciation		(54,029)	(56,122)
Amortization		(6,396)	(6,587)
Other operating gains (losses), net		3	(24)
Operating income		133,780	116,738
Interest expense	7	(58,629)	(49,750)
Interest income and other expenses		(527)	192
Gain on changes in fair value of financial instruments		13,164	12,522
(Loss) gain on foreign exchange		(77,444)	23,487
Income before tax		10,344	103,189
Tax expense	8	(25,619)	(15,206)
Net (loss) income		$(15,275)	$87,983

See accompanying notes to the unaudited interim condensed consolidated financial statements

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Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the three months ended March 31

(in thousands of Canadian dollars)	2018	2017

Net (loss) income	$(15,275)	$87,983
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	16,602	(7,056)
Other comprehensive income (loss)	16,602	(7,056)
Total comprehensive income	$1,327	$80,927

See accompanying notes to the unaudited interim condensed consolidated financial statements

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Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity

Balance as at January 1, 2017		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041
Net income		-	-	-	87,983	-	-	-	87,983
Return of capital	12	(314,022)	(192,113)	(506,135)	-	-	-	-	(506,135)
Issuance of share capital on stock option exercise		-	82	82	-	(5)	-	(5)	77
Other comprehensive loss, net of tax of $nil		-	-	-	-	-	(7,056)	(7,056)	(7,056)
Share-based compensation		-	-	-	-	899	-	899	899
Balance as at March 31, 2017		$26,580	$126,102	$152,682	$555,846	$29,592	$31,689	$61,281	$769,809

Balance as at April 1, 2017		$26,580	$126,102	$152,682	$555,846	$29,592	$31,689	$61,281	$769,809
Net income		-	-	-	417,070	-	-	-	417,070
Dividends declared on preferred shares		-	-	-	(10)	-	-	-	(10)
Other comprehensive loss, net of tax expense of $673		-	-	-	(4,498)	-	(41,507)	(41,507)	(46,005)
Share-based compensation		-	-	-	-	1,957	-	1,957	1,957
Balance as at December 31, 2017		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821

Balance as at January 1, 2018		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821
Cumulative effect adjustment	3	-	-	-	(41,714)	-	462	462	(41,252)
Net loss		-	-	-	(15,275)	-	-	-	(15,275)
Other comprehensive income, net of tax of $nil		-	-	-	-	-	16,602	16,602	16,602
Share-based compensation		-	-	-	-	382	-	382	382
Balance as at March 31, 2018		$26,580	$126,102	$152,682	$911,419	$31,931	$7,246	$39,177	$1,103,278

See accompanying notes to the unaudited interim condensed consolidated financial statements

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Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	March 31, 2018	December 31, 2017

Assets
Cash and cash equivalents		$516,812	$479,045
Trade and other receivables		64,939	64,986
Other current financial assets		13,672	2,437
Prepaid expenses and other current assets		12,168	8,503
Total current assets		607,591	554,971
Satellites, property and other equipment	5, 9	1,771,327	1,791,847
Deferred tax assets		6,799	4,617
Other long-term financial assets	5	85,900	83,531
Other long-term assets	5	3,165	3,056
Intangible assets	5, 10	809,996	812,995
Goodwill		2,446,603	2,446,603
Total assets		$5,731,381	$5,697,620

Liabilities
Trade and other payables		$32,816	$37,919
Other current financial liabilities		42,754	26,355
Other current liabilities		107,591	77,324
Current indebtedness	11	9,208	14,486
Total current liabilities		192,369	156,084
Long-term indebtedness	11	3,524,575	3,528,891
Deferred tax liabilities		427,469	445,114
Other long-term financial liabilities		55,768	58,831
Other long-term liabilities		427,922	365,879
Total liabilities		4,628,103	4,554,799

Shareholders' Equity
Share capital	12	152,682	152,682
Accumulated earnings		911,419	968,408
Reserves		39,177	21,731
Total shareholders' equity		1,103,278	1,142,821
Total liabilities and shareholders' equity		$5,731,381	$5,697,620

See accompanying notes to the unaudited interim condensed consolidated financial statements

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Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars)	Notes	2018	2017

Cash flows from operating activities
Net (loss) income		$(15,275)	$87,983
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation		54,029	56,122
Amortization		6,396	6,587
Tax expense	8	25,619	15,206
Interest expense		58,629	49,750
Interest income		(2,377)	(1,055)
Loss (gain) on foreign exchange		77,444	(23,487)
Gain on changes in fair value of financial instruments		(13,164)	(12,522)
Share-based compensation		382	899
(Gain) loss on disposal of assets		(3)	24
Other		(16,668)	(12,495)
Income taxes paid, net of income taxes received	17	(27,584)	(12,226)
Interest paid, net of capitalized interest and interest received	17	(30,499)	(47,824)
Operating assets and liabilities	17	9,264	23,434
Net cash from operating activities		126,193	130,396
Cash flows used in investing activities
Satellite programs, including capitalized interest		(21,971)	(36,530)
Purchase of property and other equipment		(2,346)	(3,746)
Purchase of intangible assets		(4,144)	(7,205)
Net cash used in investing activities		(28,461)	(47,481)
Cash flows used in financing activities
Repayment of indebtedness	17	(71,930)	(8,060)
Payment of debt issue costs	17	-	(42,867)
Return of capital to shareholders	12	-	(506,135)
Capital lease payments	17	(7)	(7)
Satellite performance incentive payments	17	(2,142)	(2,362)
Proceeds from exercise of stock options		-	77
Settlement of derivatives		-	211
Net cash used in financing activities		(74,079)	(559,143)

Effect of changes in exchange rates on cash and cash equivalents		14,114	(15,208)

Increase (decrease) in cash and cash equivalents		37,767	(491,436)
Cash and cash equivalents, beginning of period		479,045	782,406
Cash and cash equivalents, end of period	17	$516,812	$290,970

See accompanying notes to the unaudited interim condensed consolidated financial statements

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 15 satellites, the Canadian payload on ViaSat-1, and two new geostationary satellites under construction. An additional satellite has recently been launched into low earth orbit (“LEO”) as part of Telesat’s plans to deploy an advanced, global LEO constellation.

As at March 31, 2018, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat Canada.

On May 2, 2018, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These financial statements should be read in conjunction with the December 31, 2017 consolidated financial statements of Telesat Canada. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2017, with the exception of those outlined in the changes in accounting policies in Note 3 and the significant accounting policies in Note 4 below. The results of operations for the three months ended March 31, 2018 and 2017 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION – (continued)

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

3. CHANGES IN ACCOUNTING POLICIES

IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), with a date of initial adoption of January 1, 2018. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods and services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company has elected to adopt IFRS 15 using a modified retrospective approach with the cumulative effect of initially applying the standard being recorded as an adjustment to the opening balance of accumulated earnings. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The main impacts of this standard relates to the following:

•	an adjustment to the promised amount of consideration for effects of the time value of money for prepayment contracts with a significant financing component. This resulted in an increase in deferred tax assets, both current and long-term liabilities, reserves and a decrease to accumulated earnings, deferred tax liabilities and satellites, property and other equipment as of January 1, 2018; and
•	an adjustment will be required for certain contracts that would be considered as an agent under the new revenue standard as opposed to a principal under the former standard. However, this change had no impact on the balance sheet as at January 1, 2018.

The impact on the balance sheet from the changes relating to IFRS 15 have been summarized below in the Impact on opening Balance Sheet Section.

The Company has elected to use the practical expedient where the effect of all modifications to a contract prior to January 1, 2018 need not be separately evaluated.

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES – (continued)

IFRS 9, Financial Instruments

The Company has adopted IFRS 9, Financial Instruments (“IFRS 9”), with a date of initial adoption of January 1, 2018. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is generally based on how an entity manages its financial assets in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. The new impairment model applies to financial assets measured at amortized cost or fair value through other comprehensive income (“FVTOCI”), except for investments in equity instruments, and to contract assets. IFRS 9 largely retains the existing requirements under IAS 39 for the classification and measurement of financial liabilities, with the exception of the following change applicable to the Company:

•	IFRS 9 changes the accounting for non-substantial modifications of financial liabilities. Under IFRS 9, when a financial liability is modified but not derecognized, the Company recalculates the amortized cost of the modified financial liability by discounting the modified contractual cash flows using the original effective interest rate. Any adjustment to the amortized cost of the financial liability is recognized on the statement of loss.

This standard is applied retrospectively with the cumulative effect of initially applying the standard being recorded as an adjustment to the opening balance of accumulated earnings as at January 1, 2018. The Company has not restated comparative periods.

The main impact of the adoption of IFRS 9 was the following:

•	The change in accounting for non-substantial modifications of financial liabilities resulted in an amount recognized relating to the repricing of the Term Loan B – U.S. Facility which reduced the applicable margin from 3.75% to 3.00% on February 1, 2017. This resulted in an increase in deferred tax liabilities and accumulated earnings and a decrease in indebtedness on January 1, 2018.

The new expected credit loss model had an insignificant impact on the Company’s impairment allowance.

The impact on the balance sheet from the change relating to IFRS 9 has been summarized below in the Impact on Opening Balance Sheet Section.

IFRS 2, Share-Based Payments

The Company has adopted the amendments to IFRS 2, Share-Based Payments (“IFRS 2”), with a date of initial adoption of January 1, 2018. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments had no impact on the interim consolidated financial statements.

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES – (continued)

Impact on Opening Balance Sheet

The following table summarizes the effect, increases (decreases), of adopting these accounting standards on the balances of the balance sheet as at January 1, 2018.

(in thousands of Canadian dollars)	IFRS 15	IFRS 9	Total
Deferred tax assets	$1,982	$—	$1,982
Satellites, property and other equipment	$(3,289)	$—	$(3,289)
Other current liabilities	$21,007	$—	$21,007
Current indebtedness	$—	$(5,549)	$(5,549)
Long-term indebtedness	$—	$(30,523)	$(30,523)
Deferred tax liabilities	$(21,676)	$9,599	$(12,077)
Other long-term liabilities	$67,087	$—	$67,087
Accumulated earnings	$(68,187)	$26,473	$(41,714)
Reserves	$462	$—	$462

4. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are detailed in Note 4 and critical accounting judgments and estimates are detailed in Note 5 of the consolidated financial statements for the year ended December 31, 2017. Significant changes to the accounting policies as a result of adoption of IFRS 9 and IFRS 15 have been disclosed below.

Revenue Recognition

Telesat recognizes revenue from satellite services when a customer obtains control of the services in an amount that reflects the consideration the Company expects to receive in exchange for those goods and services. Telesat accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable. Revenue from satellite services is recognized on a monthly basis as services are performed.

Revenue from a contract to sell consulting services is recognized as follows:

•	Consulting revenue for cost plus contracts is recognized as the approved time and labour is completed by Telesat.
•	The percentage of completion method is used for fixed price consulting revenue contracts. The percentage completion method is measured by comparing actual cost incurred to total cost expected.

Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty or return and there is no general right of return. Historically, the Company has not incurred significant expenses for warranties.

When a transaction involves more than one product or service, revenue is allocated to each performance obligation based on its relative stand-alone selling price. Transactions are evaluated to determine whether the Company is the principal and if the transactions should be recorded on a gross or net basis.

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES – (continued)

Deferred Revenue

Deferred revenue represents the Company’s liability for the provision of future services and is classified on the balance sheet in other current and other long-term liabilities. Deferred revenue consists of remuneration received in advance of the provision of service and in the majority of cases is recognized in income on a straight-line basis over the term of the related customer contracts. In the case of certain deferred revenue for short-term services, balances are recognized into income upon the completion or percentage completion of the related contract. Prepayments are evaluated to determine whether or not they constitute a significant financing component. The Company has elected a practical expedient whereby if the timing difference between the customer prepayment and the transfer of control of the promised goods and services is less than a year then it would not be considered as a significant financing component.

A significant financing component will only occur in the following circumstances:

•	There is a timing difference between when the control of goods or services is transferred to the customer and when the customer pays for the goods;
•	The timing difference between the customer prepayment and transfer of control of the promised goods and services is in excess of one year; and
•	The primary reason for the prepayment is for financing purposes.

In the case of the existence of a significant financing component, the amount of the consideration is adjusted to reflect what the cash selling price of the promised service would have been if payments had occurred as control of the service was transferred to the customer. The discount rate used in determining the significant financing component is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception.

Financial Instruments

Financial assets are initially recognized at fair value. Financial assets are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), FVTOCI, or amortized cost). A financial asset is measured at amortized cost if it is not designated as at FVTPL, it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A debt investment is measured at FVTOCI if it is not designated at FVTPL, it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amounts outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment by investment basis. All financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL.

The following accounting policies apply to the subsequent measurement of the Company’s financial assets:

•	Amortized cost: The financial assets are subsequently measured at amortized cost in accordance with the effective interest method. The amortized cost is reduced by any impairment losses; and
•	FVTPL: These financial assets are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of loss as part of gain on changes in fair value of financial instruments.

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES – (continued)

Financial liabilities are initially measured at fair value. Financial liabilities are classified as amortized cost or FVTPL. Financial liabilities that are classified as amortized cost are measured and recorded at amortized cost in accordance with the effective interest method. Financial liabilities classified as FVTPL are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of loss as part of the gain on changes in fair value of financial instruments.

The Company has used derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, the Company does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of loss as part of gain on changes in fair value of financial instruments.

Derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value on the consolidated balance sheet at inception and marked to market at each reporting period thereafter. Derivatives embedded in financial liabilities and other non-financial instrument contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is measured separately according to its characteristics. The Company accounts for embedded foreign currency derivatives and the related host contract as a single instrument where the contract requires payments denominated in the currency that is commonly used in contracts to procure non-financial items in the economic environment in which the Company transacts.

Transaction costs for instruments classified as FVTPL are expensed as incurred. Transaction costs that are directly attributable to the acquisition of financial assets and liabilities (other than FVTPL) are added or deducted from the fair value of the financial asset or financial liability on initial recognition.

The Company’s financial assets classified as amortized cost and contract assets are subject to impairment requirements. The Company has elected to measure loss allowances for trade receivables and other contract assets at an amount equal to lifetime expected credit loss. The lifetime expected credit losses are the expected credit losses that result from possible default events over the expected life of the instrument.

Future Changes in Accounting Policies

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the lease assets be recorded separately from the interest on the lease liabilities in the statement of loss. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17.

Companies can elect to use either a retrospective approach with a restatement of comparative information or a modified retrospective approach with the cumulative effect of initial application shown in accumulated earnings instead of the restatement of the comparative information. This standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Income taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation is effective for annual reporting periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

●	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
●	Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.
●	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

Three months ended March 31,	2018	2017
Broadcast	$115,121	$119,091
Enterprise	113,024	110,566
Consulting and other	4,209	5,012
Revenue	$232,354	$234,669

Equipment sales included within the various services were as follows:

Three months ended March 31,	2018	2017
Broadcast	$190	$45
Enterprise	6,810	6,216
Total equipment sales	$7,000	$6,261

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Three months ended March 31,	2018	2017
Canada	$105,057	$107,011
United States	77,927	76,563
Latin America & Caribbean	18,493	19,462
Asia & Australia	6,893	17,933
Europe, Middle East & Africa	23,984	13,700
Revenue	$232,354	$234,669

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION – (continued)

Geographic Information

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites, and the intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic regions were allocated as follows:

As at	March 31, 2018	December 31, 2017
Canada	$933,848	$976,349
Europe, Middle East & Africa	720,382	693,903
United States	114,081	118,512
All others	3,016	3,083
Satellites, property and other equipment	$1,771,327	$1,791,847

As at	March 31, 2018	December 31, 2017
Canada	$730,203	$734,061
United States	40,029	39,190
Latin America & Caribbean	30,707	30,510
All others	9,057	9,234
Intangible assets	$809,996	$812,995

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows:

As at	March 31, 2018	December 31, 2017
Canada	$74,190	$72,395
Europe, Middle East & Africa	8,611	8,059
All others	3,099	3,077
Other long-term financial assets	$85,900	$83,531

As at	March 31, 2018	December 31, 2017
Canada	$2,754	$2,885
Europe, Middle East & Africa	411	171
Other long-term assets	$3,165	$3,056

Goodwill was not allocated to geographic regions.

Major Customers

For the three months ended March 31, 2018 and 2017, there were three significant customers each representing more than 10% of consolidated revenue.

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. OPERATING EXPENSES

Three months ended March 31,	2018	2017
Compensation and employee benefits(a)	$16,928	$28,628
Other operating expenses(b)	10,057	10,271
Cost of sales(c)	11,167	16,299
Operating expenses	$38,152	$55,198

(a)	Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation. The balance for the three months ended March 31, 2018 included $0.3 million of expenses associated with a special payment to stock option holders, including associated benefit expenses (March 31, 2017 - $11.7 million).
(b)	Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7. INTEREST EXPENSE

Three months ended March 31,	2018	2017
Interest on indebtedness	$55,010	$51,541
Interest on derivative instruments	1,023	—
Interest on satellite performance incentive payments	1,054	1,281
Interest on significant financing component	6,900	—
Interest on employee benefit plans	341	592
Capitalized interest	(5,699)	(3,664)
Interest expense	$58,629	$49,750

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Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES

Three months ended March 31,	2018	2017
Current tax expense	$33,465	$22,074
Deferred tax recovery	(7,846)	(6,868)
Tax expense	$25,619	$15,206

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Three months ended March 31,	2018	2017
Income before tax	$10,344	$103,189
Multiplied by the statutory income tax rates	26.60%	26.61%
	2,752	27,459
Income tax recorded at rates different from the Canadian tax rate	(2,738)	(2,214)
Permanent differences	15,034	(5,595)
Effect of temporary differences not recognized as deferred tax assets	10,186	(4,003)
Other	385	(441)
Tax expense	$25,619	$15,206
Effective income tax rate	247.67%	14.74%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the three months ended March 31, 2018, the Company had satellite, property and other equipment additions of $20.1 million (March 31, 2017 - $36.5 million) with substantially all of the asset additions related to the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites which are currently under construction.

A reduction of the net book value of the satellites was recorded to account for lower capitalized interest as a result of the significant financing component on certain of the revenue contracts as at January 1, 2018 (Note 3), in connection with the adoption of IFRS 15. The change in net book value was comprised of a reduction in the cost of the satellites by $4.2 million and accumulated depreciation of $1.4 million.

10. INTANGIBLE ASSETS

For the three months ended March 31, 2018, the Company had additions to intangible assets of $1.7 million (March 31, 2017 - $1.9 million) with substantially all of the additions relating to the LEO constellation currently under development.

15

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. INDEBTEDNESS

As at,	March 31, 2018	December 31, 2017
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (March 31, 2018 – USD$2,343,626, December 31, 2017 – USD$2,399,686)	3,019,528	3,016,645
8.875% Senior Notes (USD$500,000)	644,200	628,550
	3,663,728	3,645,195
Less: deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	(129,945)	(101,818)
	3,533,783	3,543,377
Less: current indebtedness	(9,208)	(14,486)
Long-term indebtedness	$3,524,575	$3,528,891

On February 1, 2017, Telesat amended its Senior Secured Credit Facilities. The amendment to the Senior Secured Credit Facilities reduced the applicable margin on the Term Loan B – U.S. Facility from 3.75% to 3.00%. Additional debt issue costs of $38.4 million were incurred in connection with this amendment.

In connection with the adoption of IFRS 9, a gain on repricing of $36.1 million was recorded against the opening balance of accumulated earnings and the current and long-term indebtedness. The gain on repricing is subsequently amortized to interest expense using the effective interest method.

In March 2018, the Company made a $50 million U.S. dollar voluntary payment on the Term Loan B – U.S. Facility. This resulted in the recognition of a loss of $2.8 million which was recorded against interest income and other expenses and indebtedness. The loss recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.

On April 26, 2018, we amended the Senior Secured Credit Facilities in which the applicable margin was reduced to 2.50%.

12. SHARE CAPITAL

In January 2017, the Board of Directors approved a special cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. These distributions were made during the first quarter of 2017.

16

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries. If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at March 31, 2018, the first lien net leverage ratio was 3.75:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 14).

14. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at March 31, 2018.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at March 31, 2018, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $681.3 million (December 31, 2017 — $630.0 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at March 31, 2018, North American and International customers made up 54% and 46% of the outstanding trade receivable balance, respectively (December 31, 2017 — 39% and 61%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at March 31, 2018 was $4.9 million (December 31, 2017 — $2.7 million). On January 1, 2018, a reclassification of $2.8 million was made from trade receivables to allowance for doubtful accounts as a result of the implementation of IFRS 15. There was no impact on accumulated earnings as a result of this adjustment.

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

17

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at March 31, 2018 and December 31, 2017, the entire indebtedness was denominated in U.S. dollars. As at March 31, 2018, the Canadian dollar equivalent of the U.S. dollar denominated indebtedness was $3,663.7 million before netting of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (December 31, 2017 - $3,645.2 million before netting of deferred financing costs, interest rate floor and prepayment option).

As at March 31, 2018, the impact of a 5 percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar on financial assets and liabilities would have increased (decreased) net loss by $160.7 million and decreased (increased) other comprehensive income by $0.6 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. These contracts mature between September 2019 and September 2022.

If the interest rates on the unhedged variable rate indebtedness change by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase or decrease to net loss of $0.5 million for the three months ended March 31, 2018.

18

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at March 31, 2018 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2018	2019	2020	2021	2022	Thereafter
Trade and other payables	$32,816	$32,816	$32,816	$—	$—	$—	$—	$—
Customer and other deposits	2,158	2,158	1,903	17	13	225	—	—
Satellite performance incentive payments	63,509	81,984	10,315	12,993	10,814	9,409	8,464	29,989
Other financial liabilities	6,841	6,885	6,073	464	348	—	—	—
Indebtedness (1)	3,686,005	4,960,059	203,657	249,129	247,941	245,754	243,222	3,770,356
	$3,791,329	$5,083,902	$254,764	$262,603	$259,116	$255,388	$251,686	$3,800,345

(1)	Indebtedness excludes deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$1,091	$18,853
Other financial liabilities	$139	$183
Indebtedness	$22,277	$1,296,331

19

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at March 31, 2018	FVTPL	Amortized cost(4)	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$516,812	$516,812	$516,812	Level 1
Trade and other receivables	—	64,939	64,939	64,939	(3)
Other current financial assets (1)	11,360	2,312	13,672	13,672	Level 1, Level 2
Other long-term financial assets (1)	66,983	18,917	85,900	85,900	Level 1, Level 2
Trade and other payables	—	(32,816)	(32,816)	(32,816)	(3)
Other current financial liabilities	(2)	(42,752)	(42,754)	(44,065)	Level 2
Other long-term financial liabilities	(3,734)	(52,034)	(55,768)	(56,354)	Level 2
Indebtedness (2)	—	(3,663,728)	(3,663,728)	(3,742,408)	Level 2
	$74,607	$(3,188,350)	$(3,113,743)	$(3,194,320)

As at December 31, 2017	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$479,045	$—	$—	$479,045	$479,045	Level 1
Trade and other receivables	64,986	—	—	64,986	64,986	(3)
Other current financial assets(1)	2,275	162	—	2,437	2,437	Level 1, Level 2
Other long-term financial assets (1)	18,808	64,723	—	83,531	83,531	Level 1, Level 2
Trade and other payables	—	—	(37,919)	(37,919)	(37,919)	(3)
Other current financial liabilities	—	(1)	(26,354)	(26,355)	(27,791)	Level 2
Other long-term financial liabilities	—	(5,527)	(53,304)	(58,831)	(59,648)	Level 2
Indebtedness (2)	—	—	(3,645,195)	(3,645,195)	(3,723,474)	Level 2
	$565,114	$59,357	$(3,762,772)	$(3,138,301)	$(3,218,833)

20

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

(1)	Other current and long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)	Indebtedness excludes deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (December 31, 2017 – excludes deferred financing costs, interest rate floor and prepayment option).

(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(4)	Cash and cash equivalents, trade and other receivables, other current and long-term financial assets classified as loans and receivables under IAS 39 have been classified as amortized cost under IFRS 9. Trade and other payables, other current and long-term financial liabilities classified as other financial liabilities under IAS 39 have been classified as amortized cost under IFRS 9. The change in classification did not have an impact on the measurement of the Company’s financial instruments.

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

21

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at March 31, 2018, cash and cash equivalents included $104.6 million (December 31, 2017 — $90.7 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at March 31, 2018, the discount rate used was 5.8% (December 31, 2017 — 5.7%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (December 31, 2017 – excluding deferred financing costs, interest rate floor and prepayment option). The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at,	March 31, 2018	December 31, 2017
Senior Secured Credit Facilities
Term Loan B – U.S. Facility	100.50%	100.13%
8.875% Senior Notes	109.87%	111.83%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves.

The discount rates used to discount cash flows as at March 31, 2018 ranged from 1.88% to 2.71% (December 31, 2017 — 1.56% to 2.31%).

22

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at March 31, 2018	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$—	$(2)	$(3,734)	$(3,736)
Interest rate swaps	11,360	35,725	—	—	47,085
Prepayment option	—	31,258	—	—	31,258
	$11,360	$66,983	$(2)	$(3,734)	$74,607

As at December 31, 2017	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$—	$(1)	$(5,527)	$(5,528)
Interest rate swaps	162	18,945	—	—	19,107
Prepayment option	—	45,778	—	—	45,778
	$162	$64,723	$(1)	$(5,527)	$59,357

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2017 and January 1, 2018	$59,357
Unrealized gains on derivatives
Interest rate floor	1,873
Prepayment option	(15,325)
Interest rate swaps	26,617
Impact of foreign exchange	2,085
Fair value, March 31, 2018	$74,607

15. SHARE-BASED COMPENSATION PLANS

In connection with the $387.2 million U.S. dollars cash distribution to the Company’s shareholders, effective January 25, 2017, a special payment was authorized to option holders of $12.8 million U.S. dollars. Of this balance, a cumulative $10.2 million U.S. dollars has been recorded as an operating expense, of which $10.0 million U.S. dollars has been paid. The remaining payments will be made in subsequent periods subject to certain conditions being met.

23

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of loss was as follows:

Three months ended March 31,	2018		2017
	Pension	Other	Pension	Other
Operating expenses	$1,585	$69	$1,911	$74
Interest expense	$165	$176	$431	$161

No amounts were recorded on the statements of comprehensive income for the three months ended March 31, 2018 or 2017.

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:

As at	March 31, 2018	December 31, 2017
Pension benefits	$15,534	$16,169
Other post-employment benefits	24,021	23,896
Accrued benefit liabilities	$39,555	$40,065

24

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at March 31,	2018	2017
Cash	$412,179	$231,548
Short-term investments (1)	104,633	59,422
Cash and cash equivalents	$516,812	$290,970

(1)	Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Three months ended March 31,	2018	2017
Income taxes paid	$(27,584)	$(12,692)
Income taxes received	—	466
	$(27,584)	$(12,226)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Three months ended March 31,	2018	2017
Interest paid	$(38,549)	$(52,804)
Interest received	2,351	1,316
Capitalized interest	5,699	3,664
	$(30,499)	$(47,824)

25

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2018	$3,543,377	$62,961	$369
Cash outflows	(71,930)	(2,142)	(7)
Amortization of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	5,117	—	—
Other	—	105	—
Loss on voluntary payment	2,828	—	—
Cumulative effect adjustment (Note 3)	(36,072)	—	—
Impact of foreign exchange	90,463	1,493	9
Balance as at March 31, 2018	$3,533,783	$62,417	$371

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2017(1)	$3,856,097	$75,985	$422
Debt issue costs	(42,867)	—	—
Cash outflows	(8,060)	(2,362)	(7)
Amortization of deferred financing costs, interest rate floor and prepayment option	3,244	—	—
Other	—	142	2
Impact of foreign exchange	(35,962)	(724)	(4)
Balance as at March 31, 2017	$3,772,452	$73,041	$413

(1)      Balance of indebtedness as at January 1, 2017 includes $4,459 of accrued debt issue costs associated with the November 2016 refinancing which were paid in 2017.

The net change in operating assets and liabilities was comprised of the following:

Three months ended March 31,	2018	2017
Trade and other receivables	$1,073	$4,792
Financial assets	230	591
Other assets	(4,217)	(1,651)
Trade and other payables	1,060	1,429
Financial liabilities	1,179	(333)
Other liabilities	9,939	18,606
	$9,264	$23,434

26

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

Non-cash investing activities were comprised of:

Three months ended March 31,	2018	2017
Satellites, property and other equipment	$4,176	$9,848
Intangible assets	$(265)	$99

18. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at March 31, 2018:

	2018	2019	2020	2021	2022	Thereafter	Total
Operating property leases	$4,555	$3,470	$3,515	$3,719	$3,207	$21,251	$39,717
Capital commitments	39,279	—	—	—	—	—	39,279
Other operating commitments	12,150	12,482	10,635	8,406	3,263	10,866	57,802
	$55,984	$15,952	$14,150	$12,125	$6,470	$32,117	$136,798

Operating property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2018 to 2043.

The Company has entered into contracts for the construction and launch of satellites, and other capital expenditures. The total outstanding commitments as at March 31, 2018 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at March 31, 2018, customer prepayments of $479.0 million (December 31, 2017 — $390.2 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

27

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. COMMITMENTS AND CONTINGENT LIABILITIES – (continued)

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Other than the legal proceedings disclosed in Note 31 of the Company’s December 31, 2017 consolidated statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

19. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Special cash distribution

Effective January 25, 2017, the Board of Directors approved a special cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. Of this balance, $138.5 million U.S. dollars were paid to Red Isle, $242.7 million U.S. dollars were paid to Loral Holdings, with the remainder paid to other shareholders. These distributions were made during the first quarter of 2017.

Special payment to stock option holders

In connection with the cash distribution to the Company’s shareholders, in January 2017, a special payment was authorized to stock option holders of $12.8 million U.S. dollars, of which $11.3 million U.S. dollars related to key management personnel. Of this balance, $9.0 million U.S. dollars cumulative has been recorded as an operating expense, of which $8.8 million U.S. dollars has been paid with the remaining payments to be made in subsequent periods subject to certain conditions being met.

28

Telesat Canada

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2018
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. RELATED PARTY TRANSACTIONS – (continued)

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Key management personnel — stock options

During 2013 through 2015, the Board authorized the grant of stock options to certain key management personnel pursuant to the stock incentive plan. An expense of $0.4 million was recorded in the three months ended March 31, 2018, in connection with these stock options (March 31, 2017 — $0.8 million).

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the periods presented.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended March 31,	2018	2017	2018	2017
Operating expenses	$—	$—	$1,572	$1,657

The following balances were outstanding with Loral at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Current receivables/payables	$107	$82	$—	$—

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three months ended March 31, 2018 were $2.2 million (March 31, 2017 — $2.1 million).

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Canada’s unaudited interim condensed consolidated financial statements beginning at Page 1 of this Quarterly Report.

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s unaudited interim condensed consolidated financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On March 31, 2018, the Bloomberg exchange rate was USD $1 = CAD $1.2884. The average exchange rate for the three months ended March 31, 2018, was USD $1 = CAD $1.2572.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

The information contained in this MD&A takes into account information available up to May 2, 2018, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on March 1, 2018 as well as Telesat’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to these documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to deploy successfully an advanced, global low earth orbit (“LEO”) constellation, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

As at March 31, 2018, we provided satellite services to customers from our fleet of 15 in-orbit satellites as well as our Canadian payload on the ViaSat-1 satellite. In addition, we have two other geostationary satellites under construction. In January 2018, an additional satellite was launched into LEO as part of our plan to deploy an advanced, global LEO constellation. We also manage the operations of additional satellites for third parties.

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Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services when a customer obtains control of the services in an amount that reflects the consideration the entity expects to receive in exchange for those goods and services. Telesat accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Revenue from satellite services is recognized on a monthly basis as services are performed. Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. The percentage of completion method is used to recognize consulting revenue for fixed price contracts. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment option on our Senior Notes and embedded derivative related to the interest rate floor included on our U.S. Term Loan B Facility remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

SUBSEQUENT EVENT

Repricing

On April 26, 2018, we amended our Senior Secured Credit Facilities to effectively reprice the then outstanding term loan borrowings of USD $2,344 million and made certain other amendments.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. We currently have two geostationary satellites, Telstar 18 VANTAGE and Telstar 19 VANTAGE, under construction. In addition, in January 2018, we launched a Ka-band satellite into LEO as part of our plan to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2018, we remain focused on increasing the utilization of our existing satellites, the construction and launch of our new satellites, the development of our global LEO constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity, all while maintaining our operating discipline.

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RESULTS OF OPERATIONS

Review of financial performance

Our net loss for the three months ended March 31, 2018, was $15 million compared to a net income of $88 million for the same period in the prior year. The negative variation of $103 million was principally due to a loss on foreign exchange for the three months ended March 31, 2018, that was primarily a result of the U.S. dollar strengthening during the year relative to the Canadian dollar, negatively impacting the translation of our U.S. dollar indebtedness into Canadian dollars.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2018	March 31, 2018	December 31, 2017
USD to CAD spot rate	—	1.2884	1.2571
USD to CAD average rates	1.2572	—	—

	Q1 2017	March 31, 2017	December 31, 2016
USD to CAD spot rate	—	1.3318	1.3441
USD to CAD average rates	1.3257	—	—

Revenue

	Three months ended March 31,		% Increase
(In millions of Canadian dollars except percentages)	2018	2017	(Decrease)
Broadcast	$115	$119	(3)%
Enterprise	113	111	2%
Consulting and other	4	5	(16)%
Revenue	$232	$235	(1)%

Total revenue for the three months ended March 31, 2018, decreased by $2 million, when compared to the same period in the prior year.

Revenue from Broadcast services decreased by $4 million for the three months ended March 31, 2018, when compared to the same period in the prior year. The decrease was mainly due to an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent for the three months ended March 31, 2018, combined with a reduction of service for a North American customer.

Revenue from Enterprise services increased by $2 million for the three months ended March 31, 2018, when compared to the same period in the prior year. The increase was mainly due to the impact of the implementation of IFRS 15, partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue into Canadian dollars.

Consulting and other revenue decreased by $1 million for the three months ended March 31, 2018, when compared to the same period in the prior year. The decrease was primarily a result of lower consulting activity in the first quarter of 2018 relative to the first quarter of 2017.

Expenses

	Three months ended March 31,		% Increase
(In millions of Canadian dollars except percentages)	2018	2017	(Decrease)
Depreciation	$54	$56	(4)%
Amortization	6	7	(3)%
Operating expenses	38	55	(31)%
Total expenses	$99	$118	(16)%

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Depreciation

Depreciation of satellites, property and other equipment decreased by $2 million for the three months ended March 31, 2018, when compared to the same period in the prior year. The decrease in depreciation was primarily due to the end of the useful life, for accounting purposes, of our Telstar 18 satellite in 2017.

Amortization

Amortization of intangible assets remained constant for the three months ended March 31, 2018, when compared to the same period in the prior year.

Operating Expenses

	Three months ended March 31,		% Increase
(In millions of Canadian dollars except percentages)	2018	2017	(Decrease)
Compensation and employee benefits	$17	$29	(41)%
Other operating expenses	10	10	(2)%
Cost of sales	11	16	(31)%
Operating expenses	$38	$55	(31)%

Operating expenses decreased by $17 million for the three months ended March 31, 2018, when compared to the same period in the prior year. Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.

Compensation and employee benefits decreased by $12 million for the three months ended March 31, 2018, in comparison with the same period in the prior year. The decrease was primarily due to a special payment made in the first quarter of 2017 to stock option holders in connection with the cash distribution made to our shareholders.

Other operating expenses remained constant for the three months ended March 31, 2018, compared to the same period in the prior year.

Cost of sales decreased by $5 million for the three months ended March 31, 2018, when compared to the same period in the prior year, principally due to the impact of the implementation of IFRS 15.

Interest Expense

	Three months ended March 31,		% Increase
(In millions of Canadian dollars except percentages)	2018	2017	(Decrease)
Debt service costs	$56	$52	9%
Interest expense on significant financing	7	—	100%
Interest expense on satellite performance incentive payments	1	1	(18)%
Interest expense on employee benefit plans	—	1	(42)%
Capitalized interest	(6)	(4)	56%
Interest expense	$59	$50	18%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, significant financing on certain revenue agreements, satellite performance incentive payments and employee benefit plans.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $4 million for the three months ended March 31, 2018, when compared to the same period in the prior year. The change in debt service costs was primarily due to higher interest on our Senior Secured Credit Facilities and Senior Notes as well as the amortization of the gain on refinancing resulting from the implementation of IFRS 9. This was partially offset by a favorable foreign exchange impact on the conversion of U.S. dollar denominated debt costs into Canadian dollar equivalent for the three months ended March 31, 2018, when compared to the same period in the prior year.

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Interest expense on significant financing for certain revenue agreements increased by $7 million for the three months ended March 31, 2018, when compared to the same period in the prior year. This change in interest expense on significant financing was a result of the implementation of IFRS 15 and relates to the interest expense recognized on certain customer contracts with a significant financing component.

Interest on satellite performance incentive payments and on employee benefit plans remained constant for the three months ended March 31, 2018, when compared to the same period in the prior year.

Capitalized interest increased by $2 million for the three months ended March 31, 2018, when compared to the same period in the prior year, primarily due to an increase in accumulated capital expenditures relating to our satellites under construction.

Interest Income and Other Expenses

	Three months ended March 31,
(In millions of Canadian dollars)	2018	2017
Interest income and other expenses	$(1)	$—

Interest income and other expenses decreased by $1 million in the three months ended March 31, 2018, when compared to the same period in the prior year. The decrease was primarily due to a loss resulting from the $50 million U.S. dollar voluntary payment on our Term Loan B – U.S. Facility, partially offset by an increase in interest income on cash and short-term investments.

Foreign Exchange and Derivatives

	Three months ended March 31,
(In millions of Canadian dollars)	2018	2017
Gain on changes in fair value of financial instruments	$13	$13
(Loss) gain on foreign exchange	$(77)	$23

The $13 million gain on changes in fair value of financial instruments in the three months ended March 31, 2018 increased by $1 million, when compared to the same period in the prior year. The gain on changes in fair value of financial instruments reflects changes in the fair values of our interest rate floor on our Senior Secured Credit Facilities, the prepayment option on our Senior Notes, and our interest rate swaps, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange loss for the three months ended March 31, 2018, was $77 million compared to a foreign exchange gain of $23 million for the same period in 2017 resulting in a negative change of $101 million. The loss for the three months ended March 31, 2018, was mainly due to a stronger U.S. dollar to Canadian dollar spot rate at March 31, 2018 ($1.2884), compared to the spot rate at December 31, 2017 ($1.2571), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt. The gain for the three months ended March 31, 2017, was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at March 31, 2017 ($1.3318), compared to the spot rate at December 31, 2016 ($1.3441).

Income Taxes

	Three months ended March 31,
(In millions of Canadian dollars)	2018	2017
Current tax expense	$33	$22
Deferred tax recovery	(8)	(7)
Tax expense	$26	$15

The tax expense for the three months ended March 31, 2018, increased by $10 million, when compared to the same period in the prior year. The increase was mainly due to increased operating income and gains on certain financial instruments in 2018, partially offset by increased interest expense, when compared to the same period in 2017.

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Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. As at March 31, 2018, our contracted backlog was approximately $4.0 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog, as at March 31, 2018, to be recognized as follows:

(In millions of Canadian dollars)	Remaining 2018	2019	2020	2021	2022	Thereafter
Backlog	$578	$646	$559	$461	$399	$1,321

Backlog is not a presentation made in accordance with IFRS. The presentation of backlog is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of backlog. We believe the disclosure of the recognition of backlog provides information that is useful to an investor’s understanding of our expected known revenue recognition.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2018, we had $517 million of cash and short-term investments, as well as approximately $200 million U.S. dollars (or Canadian dollar equivalent) of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the three months ended March 31, 2018, was $126 million, a $4 million decrease compared to the same period in the prior year. The decrease was primarily due to higher income taxes paid and lower customer prepayments, partially offset by lower interest paid.

Cash Flows used in Investing Activities

Cash used in investing activities for the three months ended March 31, 2018 was $28 million. This consisted of $22 million of expenditures on satellite programs, $4 million of payments for intangible assets, as well as $2 million of payments for property and other equipment.

Cash used in investing activities for the three months ended March 31, 2017 was $47 million. This consisted of $37 million of expenditures on satellite programs, $7 million of payments for intangible assets, as well as $4 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the three months ended March 31, 2018 was $74 million. This was principally due to repayments on our Senior Secured Credit Facilities, as well as satellite performance incentive payments.

Cash used in financing activities for the three months ended March 31, 2017 was $559 million. This was mostly related to a cash distribution to shareholders, as a reduction of stated capital, the debt issue costs in connection with the repricing of the Senior Secured Credit Facilities and mandatory principal repayments made on our Senior Secured Credit Facilities.

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Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at March 31, 2018, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and the required interest and principal payments on our indebtedness.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs may be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under our Senior Secured Credit Facilities. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring debt, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing on November 17, 2021. Loans under our Revolving Facility bear interest at a floating interest rate.  For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 1.5% to 2.00% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities.  For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 2.50% to 3.00% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee of 40 basis points. As at March 31, 2018, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $2,430 million loan maturing on November 17, 2023.

As at March 31, 2018, USD $2,344 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The initial terms had the outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, but not less than 0.75%, plus an initial applicable margin of 3.00%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.00%.

On February 1, 2017, we amended the Senior Secured Credit Facilities to reduce the applicable margin to 3.00% from 3.75% on the then outstanding USD $2,424 million. As a result of the implementation of IFRS 9, a gain on the February 1, 2017 repricing of $36.1 million was recorded against the January 1, 2018 opening balance of accumulated earnings and current and long-term indebtedness. On March 29, 2018, a voluntary payment of $50 million U.S. dollars was made on the U.S. TLB Facility. This resulted in the recognition of a loss of $2.8 million which was recorded against interest and other expenses and indebtedness. The net gain on repricing/repayment is subsequently amortized to interest expense using the effective interest method.

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As at March 29, 2018, the mandatory principal repayments on our U.S. TLB Facility is one quarter of 1.00% of the value of the loan at the time of the voluntary payment, which must be paid on the last day of each quarter.

Senior Notes

Our Senior Notes, in the amount of USD $500 million, bear interest at an annual rate of 8.875% and are due November 17, 2024. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before
November 15, 2022, in each case subject to exceptions provided in the Senior Notes indenture.

As at March 31, 2018, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2018, is expected to be approximately $209 million. The interest expense excludes the impact of the amortization of deferred financing costs, interest rate floor, prepayment option and the net gain on repricing/repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at March 31, 2018, we had four outstanding interest rate swaps which hedge the interest rate risk on USD $1,800.0 million of U.S. denominated Term Loan B borrowings. As at March 31, 2018, the fair value of the interest rate swaps was an asset of $47.1 million. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as an interest rate floor included on our U.S. TLB Facility. As at March 31, 2018, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $31.3 million and the fair value of the embedded derivatives related to the interest rate floor was a liability of $3.7 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statement of loss as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

CAPITAL EXPENDITURES

We have entered into contracts for the construction and launch of satellites and other capital expenditures. The outstanding commitments associated with these contracts were approximately $39 million as at March 31, 2018. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

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MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we still periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risk

For the three month period ended March 31, 2018, we recorded a mainly non-cash foreign exchange loss of approximately $77 million due to a stronger U.S. to Canadian dollar spot rate ($1.2884) compared to December 31, 2017 ($1.2571). For the three month period ended March 31, 2017, we recorded a mainly non-cash foreign exchange gain of approximately $23 million due to a weaker U.S. to Canadian dollar spot rate ($1.3318) compared to December 31, 2016 ($1.3441).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Three months ended March 31,	2018	2017
Revenue	52%	53%
Operating expenses	46%	42%
Interest expense on indebtedness	100%	100%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and
•	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at March 31, 2018, we had no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and increased (decreased) our net loss for the three months ended March 31, 2018 by $183 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $20 million, decreased (increased) our net loss by $18 million and increased (decreased) our other comprehensive income by $2 million for the three months ended March 31, 2018.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three months ended March 31, 2018, as summarized in the table below:

(In millions of Canadian dollars)
Revenue	$6
Operating expenses	$1
Interest expense on indebtedness	$3

The sensitivity analyses above assume that all other variables remain constant.

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Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at March 31, 2018.

(In millions of Canadian dollars)	Q2 2018	2019	2020	2021	2022	Thereafter
U.S. TLB Facility	$3,020	$2,997	$2,967	$2,937	$2,906	$2,876
Senior Notes	644	644	644	644	644	644
U.S. dollar denominated indebtedness balances	$3,664	$3,641	$3,611	$3,581	$3,550	$3,520

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on USD $1,800 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of the interest rate floor, the result would be no change to our net loss for the three months ended March 31, 2018.

As at March 31, 2018, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rates as at March 31, 2018.

(In millions of Canadian dollars)	Q2 2018	2019	2020	2021	2022	Thereafter
U.S. TLB Facility(1)	$3,020	$2,997	$2,967	$2,937	$2,906	$2,876
Interest rate derivative variable to fixed(2)	(2,319)	(2,319)	(1,739)	(1,160)	(580)	—
Debt exposed to variable interest rate after interest rate derivatives	$700	$678	$1,227	$1,777	$2,327	$2,876

(1)	U.S. TLB Facility is USD denominated and bears interest at Libor with a 0.75% floor plus a spread.
(2)	USD $1,800 million notional, variable rate is greater of 3 month Libor or 0.75%. The weighted average fixed rate (before spread) varies by year and ranges from 1.89% to 2.04%.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

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Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(In millions of Canadian dollars)	Twelve Months Ended March 31, 2018
Net income	$402
Impact of unrestricted subsidiaries	(1)
Consolidated earnings for Covenant Purposes	401

Plus:
Income taxes (Note 1)	91
Interest expense (Note 1)	194
Depreciation and amortization expense (Note 1)	245
Non-cash share-based compensation	2
Other	22

Decreased by:
Non-cash gains on changes in fair value of financial instruments and swap obligations and cash gains on the value of swap obligations	(61)
Non-cash losses resulting from changes in foreign exchange rates	(123)
Consolidated EBITDA for Covenant Purposes	$770

Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

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Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at March 31, 2018
U.S. dollar denominated debt
Term Loan B U.S Facility (USD)	$2,344
8.875% Senior Notes (USD)	500
2,844
Foreign exchange adjustment	820
Subtotal (CAD)	3,664
Deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (CAD)	(130)
Indebtedness	$3,534

(In millions of Canadian dollars)
Indebtedness	$3,534
Adjustments for covenant purposes:
Deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (CAD)	130
Less: cash and cash equivalents (max. $100 million USD)	(129)
Consolidated Total Debt for Covenant Purposes	$3,535
Less: unsecured debt (8.875% Senior Notes)	(644)
Consolidated Total Secured Debt for Covenant Purposes	$2,891

As at March 31, 2018, the Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.59:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.75:1.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2017.

ACCOUNTING STANDARDS

We have prepared the consolidated financial statements in accordance with IAS 34. For more on the impacts of the following changes in accounting policies, refer to Note 3 of our interim condensed consolidated financial statements included herein. For changes to our significant accounting policies, refer to Note 4 of our interim condensed consolidated financial statements included herein.

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Changes in Accounting Policies

IFRS 15, Revenue from Contracts with Customers

We adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), with a date of initial adoption of January 1, 2018. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration we expect to receive in exchange for those goods and services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. We elected to adopt IFRS 15 using a modified retrospective approach with the cumulative effect of initially applying the standard being recorded as an adjustment to the opening balance of accumulated earnings. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The main impacts of this standard relates to the following:

•	an adjustment to the promised amount of consideration for effects of the time value of money for prepayment contracts with a significant financing component. This resulted in an increase in deferred tax assets, both the current and long-term liabilities, reserves and a decrease to accumulated earnings, deferred tax liabilities and satellites, property and other equipment as of January 1, 2018; and
•	an adjustment will be required for certain contracts that would be considered as an agent under the new revenue standard as opposed to a principal under the former standard. However, this change had no impact on the balance sheet as at January 1, 2018.

We elected to use the practical expedient where the effect of all modifications to a contract prior to January 1, 2018 need not be separately evaluated.

IFRS 9, Financial Instruments

We adopted IFRS 9, Financial Instruments (“IFRS 9”), with a date of initial adoption of January 1, 2018.

This standard is applied retrospectively with the cumulative effect of initially applying the standard being recorded as an adjustment to the opening balance of accumulated earnings as at January 1, 2018. We have not restated comparative periods.

The main impact of the adoption of IFRS 9 was the following:

•	The change in accounting for non-substantial modifications of financial liabilities resulted in an amount recognized relating to the repricing of the Term Loan B – U.S. Facility which reduced the applicable margin from 3.75% to 3.00% on February 1, 2017. This resulted in a decrease in indebtedness, an increase in deferred tax liabilities and an increase in accumulated earnings on January 1, 2018.

IFRS 2, Share-Based Payments

We adopted the amendments to IFRS 2, Share-Based Payments (“IFRS 2”), with a date of initial adoption of January 1, 2018. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments had no impact on our interim consolidated financial statements.

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Recent IFRS Accounting Pronouncements

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the leased assets be recorded separately from the interest expense on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17.

Companies can elect to use either a retrospective approach with a restatement of comparative information or a modified retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. The standard is effective for annual periods beginning on or after January 1, 2019. We are currently evaluating the impact of IFRS 16 on our consolidated financial statements.

Income taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation is effective for annual reporting periods beginning on or after January 1, 2019. We are currently evaluating the impact of this interpretation on our consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

None.

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